UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TELECOM ITALIA S.P.A.

(Name of Issuer)

Ordinary Shares with no nominal value

(Title of Class of Securities)

87927W10

(CUSIP Number)

Mr. Xavier Niel
16 rue de la Ville l’Evéque
75008 Paris
France
+33 1 73 50 27 48

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87927W10

1	NAMES OF REPORTING PERSONS
Rock Investment SAS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 87927W10

1	NAMES OF REPORTING PERSONS
NJJ Holding

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (See Item 5)

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 87927W10

1	NAMES OF REPORTING PERSONS
Mr. Xavier Niel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (See Item 5)

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 87927W10

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on December 8, 2015, as amended by Amendment No. 1 filed on April 29, 2016 (together, the “Original Schedule 13D”), in each case filed by the Reporting Persons and relating to the ordinary shares (the “Shares”), no nominal value, of Telecom Italia S.p.A., a company formed  under the laws of the Republic of Italy.  This Amendment is the final amendment to the Original Schedule 13D.  Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Original Schedule 13D.

In light of Iliad SA’s contemplated acquisition of assets from CK Hutchison Holdings Ltd and VimpelCom Ltd, and Mr. Xavier Niel’s stated intention to dispose of his financial interests relating to the Shares, the Reporting Persons are no longer within the scope of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.  Accordingly, the Reporting Persons do not have any beneficial ownership of the Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(e) of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(e)	As of July 5, 2016, the Reporting Persons ceased to be beneficial owners of more than 5% of the Shares.

CUSIP No. 87927W10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2016

Rock Investment SAS

By:	/s/ Xavier Niel
Name: Xavier Niel
Title: as CEO (Président) of NJJ Holding, itself CEO (Président) of Rock Investment SAS

NJJ Holding

By:	/s/ Xavier Niel
Name: Xavier Niel
Title: CEO (Président)

By:	/s/ Xavier Niel
Name: Xavier Niel